Exhibit 13

SHAREHOLDERS AGREEMENT

This Agreement is made as of November 12, 1997 by  and among CLAL Industries and Investments Ltd. or/and CLAL Industries and Technologies (1997) Ltd. (together “Clal”), having an address at Clal House, 5 Druyanov Street, Tel-Aviv 63143, Yaron Sheinman (“Sheinman”), having an address at 1 Korazin Street, Givatayim, and Aviv Tzidon (“Tzidon”), having an address at 1 Korazin Street, Givatayim (Sheinman and Tzidon each being hereinafter referred to as a “Founder”, and collectively, the “Founders”).

WHEREAS, the Founders are the founders of BVR Technologies Limited (“BVR”); and

WHEREAS, Sheinman currently holds 834,328 shares of BVR and Tzidon currently holds 918,608 shares of BVR; and

WHEREAS, Clal has entered into an agreement to purchase shares of BVR (the “Shares”) pursuant to that certain Share Purchase Agreement dated as of  November 12, 1997 (the “Share Purchase Agreement”); and

WHEREAS, Clal and the Founders desire to set forth the terms of their relationship in connection with the purchase of the Shares.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.        The term of this Agreement shall remain in effect as long as Clal holds at least 5% of the issued capital of BVR.

2.        The Founders agree that they will continue to work for BVR for a period of three years from the date hereof (except in the case of circumstances beyond their control), and understand that Clal has entered into the Share Purchase Agreement based on this undertaking by the Founders.

3.        Voting Agreements. To the best knowledge of each of the Founders, there are no agreements between  any shareholders of BVR (including the Founders) relating to the ownership and control of BVR, including voting trusts and agreements, shareholders agreements, irrevocable proxies, transfer restriction agreements, registration agreements or share purchase rights and warrants.

4.        Agreements with Third Parties. Each of the Founders represents and warrants that he does not have a direct or indirect personal interest in any contract between BVR or any of its affiliates and a third party, and that he does not own, directly or indirectly (other than through BVR) shares, options or warrants in any of BVR’s affiliates (other than options granted to Sheinman in Nexus in connection with his role as active chairman of Nexus’ Board, and approximately 100,000 Ordinary Shares of Nexus purchased by Sheinman on the open market).

5.        For so long as Clal holds at least  5% of the issued capital  of BVR, the Founders agree to vote in favor of any nominee which may be proposed by Clal to become a member of the Board of Directors of BVR, and to vote in favor of the nomination of the Clal director to any and all committees of the Board of Directors of BVR, and for as long as Sheinman and Tzidon hold at least 400,000 shares of BVR each Clal agrees to vote in favor of Sheinman, Tzidon or any nominee which may be proposed by either Founder to become a member of the Board of Directors of BVR.

6.          Each of the Founders shall have the right to sell or to transfer up to 10% (ten percent) of his current shares in BVR during any calendar year.  Beginning on the date which is one year from the date of this Agreement, each of the Founders may sell or transfer in excess of 10% of  his current shares (the “Excess Shares”) in BVR during any calendar year, and with respect to the Excess Shares or such amount of shares that as a result of such sale Sheinman or Tzidon will hold less than 400,000 shares of BVR the following provisions will apply (hereinafter, the “Tag Along Right”):

(a)          if a Founder intends to sell shares in BVR, whether through a private transaction or through the stock exchange on which  BVR’s shares are  traded, the selling Founder shall notify Clal at least  7 days in advance of the consummation of  a proposed private transaction, or at least 72 hours in advance of the consummation of a stock exchange sale (provided that such 72 hours shall include at least two business days), describing in such notification the material terms of such proposed sale. Upon receipt of such notice, Clal shall have the right to exercise the option contained in sub-section (b) below.

(b)         Clal shall have the option, exercisable by written notice to the selling Founder, within 7 days or within 72 hours, as the case may be, after receipt of the notice described in section (a) above, to require the selling Founder to provide as part of his proposed sale that Clal be given the right to participate in the sale pro rata, in proportion to the respective numbers of shares owned by the Founder and Clal at such time, on the same terms and conditions as the selling Founder. If such option is exercised by Clal, the selling Founder shall not proceed with such sale unless Clal is given the right to participate.

7.          In addition to the provision of Section 6 above, in the event a Founder shall exercise options and acquire shares in BVR pursuant to such exercise, such Founder shall have the right to sell or to transfer same number of shares as the number of options exercised by him.

8.          In the event of a Spin-off (as such term is defined in the Share Purchase Agreement), Clal shall have the rights set forth in paragraphs 3-6, above, with  respect to the New Entity (as defined therein) as long as Clal holds at least 5% of the issued  shares of the New Entity.

9.          Miscellaneous.

(a)          Entire Agreement.  This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof.  No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

(b)   Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

(c)          Headings.  The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

(d)         No Waiver.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, will be deemed to constitute a waiver by the party taking any action of compliance with any representation, warranty or agreement contained herein.  The waiver by any party hereto of any condition or of a breach of any other provision of this Agreement will not operate or be construed as a waiver of any other condition or subsequent breach.  The waiver by any party of any of the conditions precedent to its obligations under the Agreement will not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

(e)          Notices.   All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given (a) upon personal delivery, (b) on report of successful transmission by facsimile machine that automatically generates a printed diagnostic report, indicating whether transmission was completed successfully, at the conclusion of each transmission, (c) on the first business day after  delivery to a courier service which guarantees next business-day delivery, under circumstances in which such guaranty is applicable, or (d) on the earlier of delivery or five (5) business days after mailing by certified or registered mail, postage and fees prepaid, to the appropriate party at the address set forth above or to such other address as the part so notifies the other in writing.

(f)            This Agreement may be assigned by Clal to any wholly owned subsidiary thereof.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.

(Signed)
Yaron Sheinman

(Signed)
Aviv Tzidon

(Signed)
CLAL INDUSTRIES AND INVESTMENTS LTD.